
August 20, 2012

Via E-mail
Mr. Rex S. Schuette
Executive Vice President and Chief Financial Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, Georgia 30512

      Re: **United Community Banks, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 16, 2011
             File No. 001-35095

Dear Mr. Schuette:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Hugh West

                           Hugh West
                           Accounting Branch Chief